Exhibit 1.5

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your dealer, broker or other professional advisor.

This Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

January 20, 2011

NOTICE OF EXTENSION
by

THE BANK OF NOVA SCOTIA
of its

OFFER TO PURCHASE
all of the issued and outstanding Common Shares
and
all of the issued and outstanding Special Shares, Series C and Special Shares, Series D
and
all of the issued and outstanding First Preference Shares, Series X of
DUNDEEWEALTH INC.
on the basis of 0.2497 of a Bank Common Share plus
either 0.2 of a Bank Preferred Share or $5.00 in cash
for each Common Share, Special Share, Series C or Special Share, Series D of DundeeWealth
and
on the basis of 0.2081 of a Bank Common Share plus
either 0.1667 of a Bank Preferred Share or $4.17 in cash
for each First Preference Share, Series X of DundeeWealth

By notice delivered to Computershare Investor Services Inc. (the “Depositary”), The Bank of Nova Scotia (the “Bank”) has extended its offer dated December 15, 2010 (the “Offer”) to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares (the “DW Common Shares”), Special Shares, Series C and Special Shares, Series D (together, the “Special Shares”) and First Preference Shares, Series X (the “Series X Shares”, and together with the DW Common Shares and the Special Shares, the “Shares”) of DundeeWealth Inc. (“DundeeWealth”).

THE OFFER, AS EXTENDED, WILL BE OPEN FOR ACCEPTANCE UNTIL 12:01 A.M. (TORONTO TIME) ON FEBRUARY 1, 2011 (THE “EXPIRY TIME”), UNLESS FURTHER EXTENDED BY THE BANK.

The Board of Directors of DundeeWealth (with the exception of the Interested Directors, as defined in the Offer), upon receiving the recommendation of an independent committee of the Board of Directors of DundeeWealth and following consultation with its financial and legal advisors, has unanimously determined that the consideration to be received by the holders of DW Common Shares and Special Shares in connection with the Offer is fair from a financial point of view to the holders of DW Common Shares and Special Shares (other than the Locked-Up Shareholders, as defined in the Offer) and, accordingly, has unanimously recommended that Shareholders ACCEPT the Offer and TENDER their Shares to the Offer.

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This notice of extension (the “Notice of Extension”) should be read in conjunction with the Offer and the take-over bid circular accompanying and forming part of the Offer (the “Circular”) dated December 15, 2010 and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Offer and Circular. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Offer and the Circular, unless the context otherwise requires. The term “Offer” means the Offer, as expressly amended and supplemented by this Notice of Extension.

Holders of Shares (“Shareholders”) who have validly tendered (and not withdrawn) their Shares to the Offer need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on yellow paper) that accompanied the Offer and Circular and tender it or a manually signed facsimile thereof, together with the certificate(s) representing their Shares and all other documents required by the Letter of Transmittal, in accordance with the rules and instructions in the Letter of Transmittal. Alternatively, Shareholders may accept the Offer by: (1) following the procedures for book-entry transfer of Shares described in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”; or (2) following the procedures for guaranteed delivery described in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on green paper) that accompanied the Offer and Circular. Shareholders whose Shares are registered in the name of a nominee should consult their broker, investment dealer, commercial bank, trust company or other nominee for assistance in tendering their Shares.

Questions and requests for assistance may be directed to the Depositary or the Information Agent for the Offer. Contact details for such persons may be found on the back page of this document. Additional copies of this Notice of Extension, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, upon request from the Depositary or the Information Agent at their respective offices specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will tenders be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Bank may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

NOTICE OF EXTENSION

January 20, 2011

TO:	THE HOLDERS OF COMMON SHARES, SPECIAL SHARES, SERIES C, SPECIAL SHARES, SERIES D AND FIRST PREFERENCE SHARES, SERIES X OF DUNDEEWEALTH INC.

By notice delivered to the Depositary, the Bank has extended its Offer dated December 15, 2010 pursuant to which the Bank is offering to purchase all of the issued and outstanding DW Common Shares and Special Shares for 0.2497 of a Bank Common Share and, at the election of the shareholder, either $5.00 in cash or 0.2 of a Bank Preferred Share per DW Common Share or Special Share, and all of the issued and outstanding Series X Shares for 0.2081 of a Bank Common Share and, at the election of the shareholder, either $4.17 in cash or 0.1667 of a Bank Preferred Share per Series X Share.

Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery (the “Original Offer”) continue to be applicable in all respects, and this Notice of Extension should be read in conjunction with the Original Offer. The term “Offer” as used in this Notice of Extension means the Original Offer, as expressly amended and supplemented by this Notice of Extension.

All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

1.	Recent Developments

On January 18, 2011, the Bank announced that it was extending the Expiry Time to 12:01 a.m. (Toronto time) on February 1, 2011 to allow the remaining Appropriate Regulatory Approvals to be obtained. Subject to obtaining the remaining Appropriate Regulatory Approvals, the Bank intends to take up and pay for Shares tendered to the Offer on February 1, 2011.

Also, on January 18, 2011, DundeeWealth announced that its Board of Directors had approved the payment of a special cash dividend of $2.00 per Common Share, Special Share and Series F Share and $1.67 per Series X Share as well as the special dividend of one common share of Dundee Capital Markets Inc. (“DCM”) per Common Share, Special Share and Series F Share and 0.83 of a common share of DCM per Series X Share. The special cash dividend will be payable on January 31, 2011 to shareholders of record on January 28, 2011, or as otherwise provided under the terms of any applicable escrow agreements. The special dividend of DCM shares is also expected to be paid on or about January 31, 2011 to shareholders of record on January 28, 2011. The final prospectus for DCM will be mailed to holders of Shares and Series F Shares prior to the Expiry Time, as such term is amended by this Notice of Extension.

2.	Extension of the Offer

The Bank has extended the expiry of the Original Offer from 12:01 a.m. (Toronto time) on January 20, 2011 to 12:01 a.m. (Toronto time) on February 1, 2011. Accordingly, the definition of “Expiry Time” in the Original Offer is amended to read as follows:

“Expiry Time” means 12:01 a.m. (Toronto time) on February 1, 2011, subject to the Bank’s right to extend from time to time the period during which the Shares may be tendered to the Offer (but in any case, not beyond the Outside Date) as described in Section 5 of the Offer, “Extension and Variation of the Offer”;

In addition, all references to 12:01 a.m. (Toronto time) on January 20, 2011 in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to refer to 12:01 a.m. (Toronto time) on February 1, 2011, respectively.

3.	Time for Acceptance

The Offer is now open for acceptance until 12:01 a.m. (Toronto time) on February 1, 2011, unless further extended by the Bank.

4.	Regulatory Matters

The Offer is conditional upon, among other things, all Appropriate Regulatory Approvals having been obtained. On January 11, 2011, Competition Act Approval was obtained. As of the date hereof, certain other Appropriate Regulatory Approvals have not been obtained. Therefore, the Bank is extending the Offer as set forth in this Notice of Extension. The Bank believes that all Appropriate Regulatory Approvals will be obtained prior to the Expiry Time, as such term has been amended by this Notice of Extension. See Section 21 of the Circular, “Regulatory Matters” for more information on the Appropriate Regulatory Approvals.

5.	Manner of Acceptance

Shares may be tendered to the Offer in accordance with the provisions of Section 3 of the Original Offer, “Manner of Acceptance”.

6.	Withdrawal of Deposited Shares

Except as otherwise provided in Section 8 of the Original Offer, “Right to Withdraw Deposited Shares”, all deposits of Shares pursuant to the Offer are irrevocable.

7.	Amendments to Original Offer

The Original Offer shall be read as amended in order to give effect to this Notice of Extension.

8.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or a notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer. Such rights may in certain cases need to be exercised through CDS on behalf of a Shareholder. Shareholders should accordingly also contact their broker or other nominee for assistance as required.

APPROVAL AND CERTIFICATE OF THE BANK

The contents of this Notice of Extension have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of the Bank. The foregoing, together with the Offer and Circular dated December 15, 2010, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular dated December 15, 2010, does not contain any misrepresentation likely to affect the value or market price of the securities to be distributed.

DATED: January 20, 2011

(signed) Richard E. Waugh	(signed) Luc A. Vanneste
President and	Executive Vice-President and
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of
The Bank of Nova Scotia

(signed) Thomas C. O’Neill	(signed) John Mayberry
Director	Director

The Depositary for the Offer is:

For Delivery by Mail:	For Delivery by Registered Mail, Courier or by Hand:

P.O. Box 7021	100 University Avenue, 9th Floor
31 Adelaide Street East	Toronto, Ontario M5J 2Y1
Toronto, Ontario M5C 3H2	Attention: Corporate Actions
Attention: Corporate Actions

Toll Free: 1-800-564-6253
International: 1-514-982-7555
E-mail: corporateactions@computershare.com

The Information Agent for the Offer is:

By Mail	By Registered, by Hand or by Courier

The Exchange Tower	The Exchange Tower
130 King Street West, Suite 2950,	130 King Street West, Suite 2950,
P.O. Box 361	Toronto, Ontario
Toronto, Ontario	M5X 1E2
M5X 1E2

North American Toll Free Phone: 1-866-851-9601
E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272